UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.

(Exact name of Registrant as specified in its charter)

UNITED BREWERIES COMPANY, INC.

(Translation of Registrant’s name into English)

Republic of Chile

(Jurisdiction of incorporation or organization)

Vitacura 2570, Twenty-Third Floor, Santiago, Chile

(Address of principal executive offices)

_________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ___ No X

Attached is a press release of the Company dated July 6, 2007

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

CCU ANNOUNCES SECOND QUARTER 2007 VOLUMES

(Santiago, Chile, July 6, 2007) -- CCU (NYSE: CU) reported today preliminary second quarter 2007 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Second Quarter		Year to Date 2007
Chile:	Volumes	% Change	Volumes	% Change
Beer	881,170	1.9%	2,332,654	4.4%
Soft Drinks	721,478	-1.1%	1,706,028	3.6%
Nectars	157,380	22.0%	311,579	26.3%
Mineral Waters	187,379	-10.3%	560,926	-4.1%
Wine – Domestic	120,784	0.0%	222,380	4.9%
Wine – Export[1]	100,523	2.1%	183,824	6.4%
Spirits	51,274	2.3%	91,490	7.0%
Total Chile[2]	2,219,989	0.8%	5,408,881	4.3%

Argentina:
Beer	487,798	19.6%	1,238,480	15.3%
Wine1-3	12,819	10.1%	22,688	26.0%
Total Argentina	500,617	19.3%	1,261,167	15.5%
TOTAL	2,720,605	3.8%	6,670,048	6.3%

CCU plans to release its consolidated second quarter results by the first week of August.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionery industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com.

1 Does not include bulk wine sales.

2 Does not include confectionery sales volume.

3 Includes domestic and export sales volume.

(United Breweries Company, Inc.)

/s/ Ricardo Reyes

Chief Financial Officer

Date: July 5, 2007